UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Alder BioPharmaceuticals, Inc.

(Name of Subject Company)

Alder BioPharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

014339105

(CUSIP Number of Class of Securities)

James B. Bucher

Executive Vice President and General Counsel

11804 North Creek Parkway South

Bothell, Washington 98011

(425) 205-2900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Alder BioPharmaceuticals, Inc. (“Alder”) with the Securities and Exchange Commission (the “SEC”) on September 23, 2019, relating to the tender offer by Violet Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”) and a wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Lundbeck”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), other than Excluded Shares (as defined in the Agreement and Plan of Merger, dated September 16, 2019, among Alder, Lundbeck, Purchaser and Payor), of Alder for a purchase price of (i) $18.00 per Share, net to the seller in cash, without interest, plus (ii) one (1) contingent value right per Share, which represents the right to receive $2.00 per Share, net to the seller in cash, without interest, at the time provided in the Contingent Value Rights Agreement, and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Lundbeck, Payor and Purchaser with the SEC on September 23, 2019 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by deleting the paragraphs under the heading “— Legal Proceedings” on page 45 of this Schedule 14D-9 and replacing it with the following paragraphs:

On September 24, 2019, a purported stockholder of Alder filed a lawsuit against Alder and its directors in the United States District Court for the District of Delaware, captioned Elaine Wang v. Alder BioPharmaceuticals Inc., et al., Case No. 1:19-cv-01797 (the “Wang Complaint”). On September 25, 2019, another purported stockholder of Alder filed a lawsuit against Alder and its directors in the United States District Court for the Southern District of New York, captioned David Law v. Alder BioPharmaceuticals Inc., et al., Case No. 1:19-cv-08904 (the “Law Complaint”). On September 27, two purported stockholders of Alder each filed a lawsuit against Alder and its directors in the United States District Court for the Southern District of New York, captioned Nadia Rupniak v. Alder BioPharmaceuticals Inc., et al., Case No. 1:19-cv-09025 and Mark Hammer v. Alder BioPharmaceuticals Inc., et al., Case No. 1:19-cv-09032 (the “Rupniak Complaint” and the “Hammer Complaint,” respectively). On September 30, 2019, a purported stockholder of Alder filed a putative class action lawsuit against Alder, its directors, Lundbeck, Purchaser and Payor in the United States District Court for the District of Delaware, captioned Jack Wolf v. Alder BioPharmaceuticals Inc., et al., Case No. 1:19-cv-01838 (the “Wolf Complaint”). On October 2, 2019, a purported stockholder of Alder filed a lawsuit against Alder and its directors in the United States District Court for the Eastern District of New York, captioned Jarlath Ruane v. Alder BioPharmaceuticals Inc., et al., Case No. 1:19-cv-05577 (the “Ruane Complaint” and collectively with the Wang, Law, Rupniak, Hammer and Wolf Complaints, the “Complaints”).

The complaints allege that, because the Schedule 14D-9 is materially deficient in certain respects, all of the defendants named therein violated Section 14(d) of the Exchange Act, Rule 14d-9 promulgated thereunder and Section 14(e) of the Exchange Act. In addition, the Wang Complaint, the Hammer Complaint, the Wolf Complaint and the Ruane Complaint allege that the Alder directors violated Section 20(a) of the Exchange Act, and the Rupniak Complaint alleges that Alder and its directors violated Section 20(a) of the Exchange Act. In addition, the Wolf Complaint alleges that Lundbeck, as a controlling person of Alder that had supervisory control over the information set forth in the Schedule 14D-9, violated Section 20(a) of the Exchange Act.

Each of the complaints seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission in the event the Transactions are consummated (except for the Rupniak Complaint), (iii) damages (except for the Hammer Complaint, the Wolf Complaint and Ruane Complaint) and (iv) plaintiff’s attorneys’ and experts’ fees. The defendants believe the allegations and claims asserted in the Complaints are without merit.

On September 27, 2019, a purported stockholder of Alder filed a putative class action lawsuit against Alder and its directors in the Superior Court of Washington, King County, captioned Robert Maguire v. Alder BioPharmaceuticals, Inc., Case No. 19-2-25389-4 (the “Maguire Complaint”). The Maguire Complaint alleges that the directors breached their fiduciary duties by (i) entering into the Transactions through a flawed process, (ii) accepting an unfair price and (iii) filing a materially deficient Schedule 14D-9. The Maguire Complaint seeks, among other things, (a) injunctive relief preventing the consummation of the Transactions, (b) rescissory damages or rescission in the event the Transactions are consummated, (c) declaratory relief that the Merger Agreement is unenforceable, (d) a judgment to direct Alder to commence a new sale process, (e) damages and (f) plaintiff’s attorneys’ and experts’ fees. The defendants believe the claims asserted in the Maguire Complaint are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2019	Alder BioPharmaceuticals, Inc.

	By:	/s/ James B. Bucher
	Name:	James B. Bucher
	Title:	Executive Vice President and General Counsel